Profit and Loss

January - December 2021

	Total
INCOME	
Sales	5,164.24
Total Income	**5,164.24**
COST OF GOODS SOLD	
Cost of goods sold	0.00
Supplies & materials	2,282.53
Total Cost of goods sold	**2,282.53**
Kitchen Equipment	857.61
Total Cost of Goods Sold	**3,140.14**
GROSS PROFIT	**2,024.10**
EXPENSES	
Advertising & marketing	9,334.93
Bank fees	274.33
Contract labor	1,009.00
Contributions to charities	244.98
Dues & subscriptions	60.00
Insurance	1,564.30
Legal & accounting services	1,850.74
Meals	440.83
Office expenses	0.00
Office supplies	151.87
Shipping & postage	392.82
Software & apps	1,015.95
Total Office expenses	**1,560.64**
Repairs & maintenance	186.64
Supplies	0.00
Supplies & materials	1,000.00
Total Supplies	**1,000.00**
Utilities	0.00
Phone service	2,883.47
Web Hosting	369.62
Total Utilities	**3,253.09**
Total Expenses	**20,779.48**
NET OPERATING INCOME	**-18,755.38**
OTHER EXPENSES	
Vehicle expenses	0.00
Parking & tolls	258.23
Vehicle gas & fuel	1,511.76
Vehicle repairs	108.82
Total Vehicle expenses	**1,878.81**
Total Other Expenses	**1,878.81**
NET OTHER INCOME	**-1,878.81**

	Total
NET INCOME	$ -20,634.19

Balance Sheet

As of December 31, 2021

	Total
ASSETS	
Current Assets	
Bank Accounts	
Initiate Business Checking℠ (9086) - 1	4,787.16
Total Bank Accounts	**4,787.16**
Total Current Assets	**4,787.16**
TOTAL ASSETS	**$4,787.16**
LIABILITIES AND EQUITY	
Liabilities	
Long-Term Liabilities	
Lending Point Loan	18,984.40
Total Long-Term Liabilities	**18,984.40**
Total Liabilities	**18,984.40**
Equity	
Home office	0.00
Rent	-16,076.32
Renter’s Insurance	-398.53
Repairs and Maint Home Office	-135.00
Utilities Home Office	-978.69
Total Home office	**-17,588.54**
Owner investments	1,892.91
Personal expenses	0.00
Owner draws	22,132.58
Total Personal expenses	**22,132.58**
Retained Earnings	0.00
Net Income	-20,634.19
Total Equity	**-14,197.24**
TOTAL LIABILITIES AND EQUITY	**$4,787.16**

Statement of Cash Flows

January - December 2021

	Total
OPERATING ACTIVITIES	
Net Income	-20,634.19
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Net cash provided by operating activities	**-20,634.19**
FINANCING ACTIVITIES	
Lending Point Loan	18,984.40
Home office:Rent	-16,076.32
Home office:Renter's Insurance	-398.53
Home office:Repairs and Maint Home Office	-135.00
Home office:Utilities Home Office	-978.69
Personal expenses:Owner draws	22,132.58
Net cash provided by financing activities	**23,528.44**
NET CASH INCREASE FOR PERIOD	**2,894.25**
Cash at beginning of period	1,892.91
CASH AT END OF PERIOD	**$4,787.16**